Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com

07025350

June 29, 2007

SEC MAIL PROCESSING
RECEIVED
JUL 2007
WASH. D.C. 186 SECTION

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

SUPPL

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Donna Balon /mb

Donna Balon
Vice President

PROCESSED
JUL 20 2007
THOMSON FINANCIAL

cc: Barry Wakefield (w/Encl.)

v\mb\ltr\Sec12s.doc

dlw 7/19

29 June 2007

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 28 June 2007 it purchased for cancellation 185,837 of its ordinary shares at a price of 599.88 pence per ordinary share.

Since the start of the financial year on 1 April 2007, Man has repurchased 8,349,837 ordinary shares at a total cost of £48.6 million, giving an average repurchase cost of 582.33 pence per ordinary share.

Contact:
Kevin Hayes Man Group plc 020 7144 1000

MAN GROUP PLC

Issue of shares in exchange for Guaranteed Exchangeable Bonds of Forester Limited

Application has been made to the UK Listing Authority for the admission to the Official List of 147,887 new ordinary shares of 3 US cents each in Man Group plc and also to the London Stock Exchange for such shares to be admitted to trading. The application is being made in respect of shares to be issued in exchange for Guaranteed Exchangeable Bonds of Forester Limited.

MAN GROUP PLC

Block Listing Application

Application has been made to the UK Listing Authority for the admission to the Official List of a Block Listing of 456,001 new ordinary shares of 3 US cents each in Man Group plc and also to the London Stock Exchange for such Block Listed shares to be admitted to trading. The application is being made in respect of shares to be issued in respect of the Issuer's Man Group plc United States Employee Stock Purchase Plan.

The shares will rank pari passu in all respects with the existing issued Ordinary Share Capital of the Issuer.

END